KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                      FOR THE MONTH ENDING MARCH 31, 2001


                           STATEMENT OF INCOME (LOSS)


TRADING INCOME (LOSS)
Realized Trading Gain/(Loss) ....................................  $ 384,195.64
Change in Unrealized Gain/(Loss) ................................  $ 370,964,33
Gain/(Loss) on Other Investments ................................  $  (7,457.16)
Brokerage Commission ............................................  $(151,345.28)
                                                                   ------------
Total Trading Income ............................................  $ 596,357.54

EXPENSES
Audit Fees ......................................................  $       0.00
Administrative and Legal Fees ...................................  $   7,879.33
Management Fees .................................................  $       0.00
Incentive Fees ..................................................  $ 169,242.97
Other Expenses ..................................................  $       0.00
                                                                   ------------
Total Expenses ..................................................  $ 177,122.30

INTEREST INCOME .................................................  $  66,492.46

NET INCOME (LOSS) FROM THE PERIOD ...............................  $ 485,727.70
                                                                   ============


                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month ...........................................   $16,510,393.87
Addition .....................................................   $   138,000.00
Withdrawal ...................................................   $  (579,963.12)
Net Income/(Loss) ............................................   $   485,727.70
                                                                 --------------
Month End ....................................................   $16,554,185.45


Month End NAV Per Unit .......................................   $        98.23

Monthly Rate of Return .......................................             2.94%
Year to Date Rate of Return ..................................             1.26%



                    To the best of our knowledge and belief,
                the information above is accurate and complete.


/s/ KENNETH A. SHEWER                             /s/ MARC S. GOODMAN
-------------------------------                   ------------------------------
    Kenneth A. Shewer, Chairman                       Marc S. Goodman, President


                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust


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--------------------------------------------------------------------------------
March 2001
                                   ---------------------------------------------
SUMMARY                            KENMAR
                                   ---------------------------------------------
                                   GLOBAL
                                   ---------------------------------------------
                                   TRUST
                                   ---------------------------------------------

--------------------------------------------------------------------------------
Kenmar Global Trust (KGT) ended March with profits of 2.94%, net of fees and expenses, as profits in the currencies, global interest rates and stock indices, metals and grains were sufficient to cover losses in the energies and tropicals. The Net Asset Value per unit KGT was $98.23 as of March 31, 2001.
--------------------------------------------------------------------------------
Allocation of Assets to Advisors

                                 Mar 1 2001         Apr 1 2001
                                 ----------         ----------

     Beacon                          5%                 6%

     Bridgewater                    27%                22%

     C-View                          6%                 6%

     Grinham                        24%                26%

     Sunrise                        19%                20%

     Transtrend                     19%                20%

--------------------------------------------------------------------------------

The U.S. equity market continued to move south, weighed down by signs of a slowing economy and weaker corporate earnings. The market's negative reaction, despite the Federal Reserve's mid-month interest rate cut -- its third in three months -- underscored investor worries about the economy. By quarter end, the Nasdaq had tumbled -25.5%, its worst first quarter ever, and the blue chip Dow Jones Industrial Average fell -8.4%, its worst first quarter in 23 years. In the U.S. Treasury market, prices initially rose in March as investors sought safe haven in government bonds, but ultimately ended the period lower as hopes for additional near-term interest rate reductions waned; a late-month stock market rally also drew interest away from government securities. While U.S. pessimism extended to European stock indices, the Nikkei, which had fallen to 16-year lows intra-month, ended the month higher as the Bank of Japan's (BOJ) decision to ease monetary policy to spark growth resulted in a sharp rally. The BOJ's action, which effectively cut interest rates to zero, also resulted in a sharp rise in Japanese Government bond prices. Those gains, however, proved short lived, as prices ultimately succumbed to fears of oversupply in the sovereign bond market and to a steep decline in the value of the Japanese yen, which fell to 30-month lows against the U.S. dollar. Despite signs of a struggling U.S. economy, the greenback continued to be the currency of choice, especially against the Japanese yen and euro. Rumors that Japan would condone a weak yen to make its exports more competitive pushed the yen lower while the European Central Bank's decision not to reduce interest rates to spur economic growth, put pressure on the euro.

Outside of the global financial arena, petroleum prices moved erratically, ultimately ending the month lower on increasing inventory reports. This was despite news that Mexico would cut its oil exports in support of OPEC's recent decision to trim output. In the metals, copper prices fell as slowing economic growth dampened demand. In the grain markets, prices fell sharply on Europe's foot-and-mouth disease epidemic and weak U.S. grain export sales. In the tropicals, sugar and cocoa prices trended lower. In sugar, prices fell on news that Brazil would have a bumper crop; cocoa prices fell on better crop prospects in the West African producing countries.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,



/s/ ESTHER E. GOODMAN
-----------------------------------
    Esther Eckerling Goodman
    Chief Operating Officer and
    Senior Executive Vice President

    Kenmar Advisory Corp., as Managing Owner

    Kenmar Global Trust

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                          PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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
[LOGO] KENMAR                       For further information  contact    Two American Lane      Tel 203.861.1025
       Kenmar Advisory Corp.        Kenmar Securities, Inc.             PO Box 5150            Fax 203.552.1500
                                                                        Greenwich, CT 06831


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